* AB 9/12

11023111

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-18082

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **07/01/2010** (MM/DD/YY) AND ENDING **06/30/2011** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Invemed Associates, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

375 Park Avenue
(No. and Street)

New York	NY	10152
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Baran **212-421-2500**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name – *if individual, state last, first, middle name*)

1185 Avenue of the Americas	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 29 2011
REGISTRATIONS BRANCH
02

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 9/12

OATH OR AFFIRMATION

I, **John Baran**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Invemed Associates, LLC**, as of **June 30**, 20**11**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

John Baran
Signature

CFO
Title

Beverly A. Lemmon
Notary Public

BEVERLY ANN LEMMON
Notary Public, State of New York
No.01LE6244447
Qualified in New York County
Commission Expires July 11, 2015

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Invemed Associates LLC

Statement of Financial Condition

June 30, 2011

Filed as PUBLIC information pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Contents

McGladrey

Independent Auditor's Report

To the Member
Invemed Associates LLC
New York, New York

We have audited the accompanying statement of financial condition of Invemed Associates LLC (a wholly owned subsidiary of Invemed Securities, Inc.) (the "Company") as of June 30, 2011, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Invemed Associates LLC as of June 30, 2011, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

New York, New York
August 26, 2011

Invemed Associates LLC

Statement of Financial Condition
June 30, 2011

ASSETS		
Cash	$	198,702
Due From Broker		5,055,791
Securities Owned, at fair value		31,922,868
Other Investments, at fair value		64,515,166
Property and Equipment, less accumulated depreciation of $1,998,847		441,181
Other Assets		793,319
Total assets	$	102,927,027
LIABILITIES AND MEMBER'S EQUITY		
Due to Affiliate	$	497,820
Securities Sold, Not Yet Purchased, at fair value		83,586
Liabilities and Accrued Expenses		1,436,728
Total liabilities		2,018,134
Commitments		
Member's Equity		100,908,893
Total liabilities and Member's equity	$	102,927,027

See Notes to Statement of Financial Condition.

Invemed Associates LLC

Notes to Statement of Financial Condition

Note 1. Description of Organization

Invemed Associates LLC (the "Company") is a wholly owned subsidiary of Invemed Securities, Inc. (the "Parent"). The Company is registered under the Securities Exchange Act of 1934 as a broker and dealer in securities, and is a member of the New York Stock Exchange ("NYSE").

The Company maintains cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses to date.

The clearing and depository operations for the Company's security transactions are provided primarily by one broker. At June 30, 2011, all of the Company's securities owned are security positions with the same clearing broker.

The Company conducts business with its clearing broker on behalf of its customers and for its own proprietary accounts. The Company earns commissions as an introducing broker for the transactions of its customers. The clearing and depository operations for the Company's customer accounts and proprietary transactions are performed by its clearing broker pursuant to a clearance agreement. In connection therewith, the Company indemnifies its clearing broker for losses that it may sustain from the customer accounts introduced by the Company.

All the securities owned reflected in the statement of financial condition are positions with this clearing broker. The securities owned are subject to margin requirements.

Note 2. Significant Accounting Policies

Transactions in securities and related commission revenue and expenses are recorded on a trade-date basis. Securities owned are valued at quoted market values and other investments are valued at estimated fair value (see Note 4). The resulting unrealized gains and losses on securities owned and other investments are reflected in revenue.

In the normal course of business, customers may sell securities short. Subsequent market fluctuations may require the clearing broker to obtain additional collateral from the Company's customers. It is the policy of the clearing broker to value the short positions weekly and to obtain additional deposits where it is deemed appropriate.

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies in the financial statements and accompanying notes, as well as the reported amount of revenues and expenses. Actual results could differ from those estimates.

Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 740 ("ASC 740"), *Income Taxes* (formerly FASB Interpretation No. 48), provided guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more likely than not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions deemed not to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. For the year ended June 30, 2011, management has determined that there are no uncertain tax positions.

As a single member limited liability company, the Company is not subject to federal, state or local income taxes. The Company's income or loss is reportable by its Member (Parent) on its corporate income tax return.

Note 2. Significant Accounting Policies (Continued)

In January 2010, the FASB issued Accounting Standards Update No. 2010-6, an amendment to *Fair Value Measurements and Disclosures* (Topic 820), which requires new disclosures and reasons for significant transfers of financial assets and liabilities between Levels 1 and 2. This amendment also clarifies that fair value measurement disclosures are required for each class of financial assets and liabilities, and disclosures about inputs and valuation techniques are required for both Level 2 and Level 3 measurements. It further clarifies that the reconciliation of Level 3 measurements should separately present purchases, sales, issuances, and settlements instead of netting these changes. With respect to matters other than Level 3 measurements, the amendment was effective for periods beginning on or after December 15, 2009, and was adopted by the Company. The guidance related to Level 3 measurements is effective for periods beginning on or after December 15, 2010. The Company does not expect that the additional requirement for Level 3 measurements will have a material impact on the financial statements.

New Accounting Pronouncements: In May 2011, the FASB issued Accounting Standards Update ("ASU") 2011-04, *Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs.* ASU 2011-04 amended Accounting Standards Codification ("ASC") 820, *Fair Value Measurements and Disclosures*, to converge the fair value measurement guidance in generally accepted accounting principles ("GAAP") and International Financial Reporting Standards ("IFRSs"). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. The Company's management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Company's financial statements.

Depending on the redemption options available, as a practical expedient it may be possible that for investments in other investment partnerships, the reported net asset value ("NAV") represents fair value based on observable data such as ongoing redemption and/or subscription activity. In certain cases, the NAV is considered as a Level 2 input. However, certain funds may provide the manager with the ability to suspend or postpone redemptions (a "gate"), or to create "side-pockets" that cannot be redeemed. In the case of the imposition of a gate, or if the Company may not redeem its holdings in the fund within 90 days or less, the investment is generally classified as Level 3.

Investments in other investment entities are valued at fair value based on the applicable percentage ownership of the underlying partnerships' net assets as of the measurement date, as determined by Management. In determining fair value, Management utilizes valuations provided by the underlying investment partnerships. The underlying investment partnerships value securities and other financial instruments on a fair value basis of accounting. The estimated fair values of certain investments of the underlying investment partnerships, which may include private placements and other securities for which prices are not readily available, are determined by the Management or sponsor of the respective other investment partnership and may not reflect amounts that could be realized upon immediate sale, or amounts that ultimately may be realized. Accordingly, the estimated fair values may differ significantly from the values that would have been used had a ready market existed for these investments. The fair value of the Company's investments in other investment partnerships generally represents the amount the Company would expect to receive if it were to liquidate its investment in the other investment partnerships excluding any redemption charges that may apply.

Note 3. Property and Equipment

Equipment, furniture, fixtures and leasehold improvements, at cost, consists of the following:

Leasehold improvements	$ 1,093,532
Computer equipment and software	903,846
Furniture and fixtures	442,650
	2,440,028
Less accumulated depreciation	(1,998,847)
	$ 441,181

Note 4. Investments at Fair Value

FASB Accounting Standards Codification Topic 820 ("ASC 820"), *Fair Value Measurements and Disclosures*, defines fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and provides for disclosure requirements for fair value measurements. Fair value is the price that would be received to sell an asset and paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices in active markets for identical, unrestricted assets or liabilities that the Company has the ability to access at the measurement date;

Level 2: Quoted prices which are not active, or inputs that are observable (either directly or indirectly) for substantially the full term of the asset or liability;

Level 3: Prices, inputs or exotic modeling techniques which are both significant to the fair value measurement and unobservable (supported by little or no market activity).

Note 4. Investments at Fair Value (Continued)

As required by ASC 820, investments are classified within the level of the lowest significant input considered in determining fair value. Investments classified within Level 3 are those whose fair value measurement consider several inputs and may include Level 1 or Level 2 inputs as components of the overall fair value measurement. The table that follows sets forth information about the level within the fair value hierarchy at which the Company's investments are measured at June 30, 2011.

	Level 1	Level 2	Level 3	Total
Securities Owned:				
Equities	$ 12,922,868	$ -	$ -	$ 12,922,868
Certificate of deposit assessment Rate ("CDAR")	19,000,000	-	-	19,000,000
Total securities owned	$ 31,922,868	$ -	$ -	$ 31,922,868
Other Investments:				
Investments in investment entities	$ -	$ -	$ 64,515,166	$ 64,515,166
Securities Sold, Not Yet Purchased:				
Options	$ 83,586	$ -	$ -	$ 83,586
Total securities sold, not yet purchased	$ 83,586	$ -	$ -	$ 83,586

The following is a reconciliation of the beginning and ending balances for assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the year ended June 30, 2011:

	Beginning Balance	Realized Gains and (Losses)	Unrealized Gains and (Losses)	Net Contributions	Distributions	Ending Balance
Other Investments	$ 57,604,978	$ 2,656,814	$ 4,303,801	$ 20,816,931	$ (20,867,358)	$ 64,515,166

Other investments, which have been valued at an estimated fair value as determined by management in the absence of readily ascertainable market values, consist of investments in limited partnerships and restricted common and preferred stocks.

Because of the inherent uncertainty of valuation, those estimated values may differ significantly from the values that would have been used had a ready market for the investments existed, and the differences could be material.

Note 4. Investments at Fair Value (Continued)

The following table sets forth additional disclosures of the Company's investments whose fair value is estimated using net asset value per share (or its equivalent) as of June 30, 2011:

Investment	Strategy	% of Partners' Capital	Fair Value	Redemption Frequency	Redemption Notice Period	Remaining Lock-up Period
Conatus Capital LP	Long/Short	6.60%	6,656,085	Quarterly	65 days	None
Marlin Sams Fund LP	Value Oriented	10.11%	10,205,766	Annually	45 days	None
Pointstate	Macro and Long/Short Equity	18.84%	19,013,020	Quarterly	90 days	None
Other Investment entities (*)	Long/Short	54.45%	28,625,744	None to Annually	None to 95 days	(**)
Total Investment in Investment entities		90.00%	$ 64,500,615			

(*) Based on the available information no underlying investment of the other investment entities represents greater than 5% of Member's capital of the Fund.

(**) Certain hedge funds own marketable securities to provide liquidity when needed. Investments representing approximately thirty percent of the value of the investments in this class are subject to a lock up period expiring December 31, 2012.

The investments in investment entities includes investments in hedge funds whose objective is to seek above average rates of return and long term capital growth. In addition, certain hedge funds own marketable securities to provide liquidity when needed.

The Company assesses the levels of the investments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between levels of the fair value hierarchy. For the year ended June 30, 2011, there were no significant transfers among Levels 1 and 2 during the year.

Note 5. Derivatives

The following table sets forth the gross fair value of the Company's derivatives contracts by certain risk types as of June, 30, 2011. The fair values in the table below exclude the effects of cash received or posted pursuant to such derivatives contracts, and therefore are not representative of the Company's net exposure.

	Derivative Assets		Derivative Liabilities	
Primary Underlying Risk	Statement of Financial Condition	Fair Value	Statement of Financial Condition	Fair Value
Option contracts	Securities owned, at fair value	$ -	Securities sold, not yet purchased	$ (83,586)
Total		$ -		$ (83,586)

Note 5. Derivatives (Continued)

During the year ended June 30, 2011, the total notional amount of exchange-traded contracts was as follows:

Equity options	$ (5,414,624)

Note 6. Net Capital Requirement

As a broker-dealer and a member organization of the NYSE, the Company is subject to Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission (the "SEC"). As a member organization of the NYSE, the Company is self-regulated by the Financial Industry Regulatory Authority ("FINRA"). The Company computes its net capital under the basic method permitted by the rule, which requires the Company to maintain minimum net capital, as defined, equal to $250,000. At June 30, 2011, the Company had net capital of $28,492,890, which exceeded its requirement of $250,000 by $28,242,890.

Note 7. Commitments

The Company's office facilities are leased under a noncancelable operating lease expiring December 2015. The lease contains provisions for rent escalations based on certain costs incurred by the lessor. The aggregate future minimum annual rental commitments are as follows:

Year ending June 30,	
2012	$ 1,085,814
2013	1,085,814
2014	1,085,814
2015	1,085,814
2016	542,907
	$ 4,886,163

Note 8. Related Party Transactions

The Company entered into a Transportation Services agreement with the Parent on July 1, 2007. Under this agreement, the Company utilizes the airplane on an as-needed basis for flights. In consideration of this agreement, the Company pays the Parent $8,000 per flight hour plus actual flight charges as billed by the airplane's management company.

Note 9. Profit-Sharing Plan

The Company has a profit-sharing plan covering all employees. The plan provides for the Company to contribute up to 15% of employees' fiscal year-end compensation, subject to certain limitations as defined in the plan agreement. Participants may make voluntary contributions to the plan.

All participants' account balances are fully vested at all times.

Note 10. Other Income

Invemed performs certain brokerage services for its institutional customers including giving investment advice and arranging meetings with corporate executives. Certain institutional customers may determine to compensate Invemed with payments. The customer will determine in good faith the amount of commission to be paid, if any based on value of brokerage services received.

Note 11. Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through August 26, 2011, the date the financial statements were available to be issued.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 18082

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **07/01/2010** (MM/DD/YY) AND ENDING **06/30/2011** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Invemed Associates, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

375 Park Avenue
(No. and Street)

New York	NY	10152
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John Baran **212-421-2500**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name – *if individual, state last, first, middle name*)

1185 Avenue of the Americas	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, John Baran, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Invemed Associates, LLC, as of June 30, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Beverly A. Lemmon

Notary Public

BEVERLY ANN LEMMON
Notary Public, State of New York
No.01LE6244447
Qualified in New York County
Commission Expires July 11, 2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Invemed Associates LLC

Schedule of Assessment and Payments General Assessment Reconciliation (Form SIPC-7)

June 30, 2011

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934

McGladrey & Pullen, LLP
Certified Public Accountants

McGladrey

Independent Accountant's Report on Applying Agreed-Upon Procedures

To the Managing Member
Invemed Associates LLC
New York, New York

Attention: Mr. Kenneth Langone

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") as of and for the year ended June 30, 2011, which were agreed to by Invemed Associates LLC (the "Company"), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and these other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 Part III for the year ended June 30, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2011, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

5. Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

McGladrey & Pullen, LLP

New York, New York
August 26, 2011

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 6/30/2011

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

018082 FINRA JUN
INVEMED ASSOCIATES LLC
375 PARK AVE STE 2205
NEW YORK NY 10152-2201

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

______

2. A. General Assessment (item 2e from page 2) $ 11,420

B. Less payment made with SIPC-6 filed (exclude interest) (6,152)

1/20/11
Date Paid

C. Less prior overpayment applied (______)

D. Assessment balance due or (overpayment) 5,268

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 5,268

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 5,268

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

INVEMED ASSOCIATES LLC
(Name of Corporation, Partnership or other organization)

John Barr
(Authorized Signature)

CFO
(Title)

Dated the 22 day of JULY, 20 11.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 7/1/2010
and ending 6/30/2011
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 15,978,800
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	-0-
Total additions	15,978,800
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	192,721
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	11,181,978
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 334	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 35,871	
Enter the greater of line (i) or (ii)	35,871
Total deductions	11,410,570
2d. SIPC Net Operating Revenues	$ 4,568,230
2e. General Assessment @ .0025	$ 11,420
	(to page 1, line 2.A.)

Invemed Associates LLC

Report on Internal Control

June 30, 2011

McGladrey

Independent Auditor's Report on Internal Control

To the Member
Invemed Associates LLC
New York, New York

In planning and performing our audit of the financial statements of Invemed Associates LLC (the "Company"), as of and for the year ended June 30, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses and therefore, there can be no assurance that all material weaknesses have been identified.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of Managing Member, management, the SEC, the Financial Industry Regulatory Authority, the New York Stock Exchange and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

New York, New York
August 26, 2011